                            SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

Filed by the Registrant [  ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X]  Preliminary Proxy Statement
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Materials Pursuant to Rule 14a-11(c) or Rule 14a-12

                   Nooney Real Property Investors-Four, L. P.
                (Name of Registrant as Specified in Its Charter)

                           Millenium Investors 2, LLC
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):
     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules  14a-6(i)(1)  and
          0-11.
     (1)  Title of each  class of  securities  to  which  transactions  applies:
          .....................................................................
     (2)  Aggregate number of securities to which transactions applies:
          .....................................................................
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11.
          .....................................................................
     (4)  Proposed maximum aggregate value of transaction:
          .....................................................................
     (5)  Total fee paid:
          .....................................................................
     [  ] Fee paid previously with preliminary materials:
          .....................................................................

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
     (1) Amount previously paid:
     (2) Form, Schedule or Registration  Statement no.:
     (3) Filing Party:
     (4) Date Filed:

                           MILLENIUM INVESTORS 2, LLC
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101

                                  June [_], 1999


     Enclosed is a Solicitation of Consents seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Nooney Real Property Investors-Four, L. P., a Missouri limited partnership (the "Partnership"), to remove the current general partners and to elect Millenium Investors 2, LLC, a California limited liability company ("Millenium") as the new general partner of the Partnership, and to approve the liquidation of the Partnership and final distribution of its assets to the Limited Partners.

     Millenium Investors 2, LLC, is an affiliate of Millenium Investors, LLC, a limited partner of the Partnership. The goal of Millenium in soliciting the Consents is to elect Millenium as the new general partner of the Partnership so that Millenium can seek opportunities to sell the Partnership's properties, and upon the successful sale of the properties, to distribute the proceeds of those sales to the Limited Partners and eventually to seek the orderly liquidation of the Partnership.

     On January 21, 1999, the Limited Partners approved a sale of the Partnership's remaining two properties to an affiliate of the managing general partner. Although the sale contracts provided that the affiliate-purchaser would complete its diligence review of the properties within 60 days thereafter and either terminate or proceed with the transaction, more than four months have passed and the sale has not closed and there have been no further announcements from the Partnership regarding the sale. Millenium believes that the affiliate-purchaser does not have the financial resources to purchase the Partnership's properties, and that the current general partners have not used their best efforts to sell the properties.

     Millenium also believes that the Partnership would probably obtain a higher price for the properties if they were offered for sale to independent third parties rather than affiliates, especially since the price offered by the affiliate-purchaser is the appraised value from an appraisal conducted about a year ago. In February 1999, the Partnership was offered $1,000,000 more for the properties than the price offered by the affiliate-purchaser. Millenium believes the best way to promptly sell the properties at the best price is to remove the current general partners and elect Millenium as the new general partner.

     We urge you to carefully read the enclosed Consent Solicitation Statement in order to vote your interests. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS. To be sure your vote is represented, please sign, date and return the enclosed Consent of Limited Partner form as promptly as possible in the enclosed, prepaid envelope.

     If you have any questions, please do not hesitate to contact Millenium toll free at (800) 611-4613, or at (626) 585-5920.

                                        Very truly yours,

                                        Millenium Investors 2, LLC

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                   NOONEY REAL PROPERTY INVESTORS-FOUR, L. P.
                                       by
                           MILLENIUM INVESTORS 2, LLC
                     a California limited liability company

                                 June [_], 1999

                         CONSENT SOLICITATION STATEMENT

     Millenium Investors 2, LLC, a California limited liability company ("Millenium"), is an affiliate of Millenium Investors, LLC, a limited partner of the Partnership. Millenium is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Nooney Real Property Investors-Four, L. P., a Missouri limited partnership (the "Partnership"), to remove the current general partners and to elect Millenium as the new general partner of the Partnership, and to approve the liquidation of the Partnership and final distribution of its assets to the Limited Partners.

     In reviewing this Consent Solicitation Statement, please consider the following:

     o On January 21, 1999, the Limited Partners approved a sale of the Partnership's two remaining real estate properties (the "Properties") to an affiliate of the managing general partner. Although the sale contracts provided that the affiliate-purchaser would complete its diligence review within 60 days and either terminate or proceed with the transaction, more than four months have passed and the sale has not closed and there have been no further announcements from the Partnership regarding the sale. Millenium believes that the affiliate-purchaser does not have the financial resources to purchase the Properties.

     o The Properties were not offered to third parties to assure that the highest price available for the Properties is obtained by the Partnership. In February 1999, the Partnership was offered $1,000,000 more for the Properties than the price offered by the affiliate-purchaser, which is the appraised value from an appraisal conducted about a year ago. Millenium believes higher prices for the Properties would be obtained from independent third parties rather than affiliates of the general partners, but that the managing general partner will not market the Properties to third parties.

     o The Partnership has held the Properties for over 17 years; although the Partnership was originally anticipating to sell or refinance its properties within 5 to 10 years after their acquisition.

     o If Millenium becomes the new general partner, Millenium would continue the process of selling the Properties in the manner and on the terms that Millenium believes best serves the interests of the Limited Partners. Millenium would probably seek to cause the Partnership to terminate the existing contract to sell the Properties to the affiliate-purchaser, if possible, and market the Properties to independent third parties for the highest possible price; however, Millenium cannot state with certainty what actions it will take until it gains control of the Partnership and is better able to assess the available options. Millenium believes there is a substantial likelihood that if this solicitation is not successful in removing the current general partners, the current general partners may abandon efforts to sell the Properties.

     o If Millenium is successful in replacing the current general partners, Millenium expects to present the Limited Partners with proposals to sell the Properties within one year from the time it becomes the new general partner and to liquidate the Partnership. In order to ensure that the Properties get sold, Millenium is seeking the approval of the Limited Partners to dissolve the Partnership on or before the date that is eighteen months from the expiration date of this solicitation of Consents.

     o If Millenium is appointed as the new general partner it would be entitled to a 1% interest in all profits, losses and distributions of the Partnership and Millenium or its affiliates would be entitled to the same fees as previously paid to the current managing general partner; however, Millenium intends to contract with an independent third party to manage the Properties and has committed to reduce property management fees and any other fees payable to the general partner or its affiliates by at least 20%. Millenium would also be allowed to sell the Properties to an affiliate, although Millenium has no intention to do so.

     o No Consents are being solicited hereby to approve any sales transaction by the Partnership. Millenium has not identified or contacted any potential buyers for any of the Properties. The Limited Partners will be asked at a later date to consent to any agreement Millenium obtains to sell the Properties.

     o The Partnership at one time held five properties. Two of those Properties have been sold, and one was lost by deed in lieu of foreclosure in 1991. A substantial portion of your original investment has been lost. The Partnership has not made cash distributions for at least 12 years.

     o On October 31, 1997, the original general partners, with whom the original Limited Partners invested their money, sold out their interests as general partners of the Partnership and are no longer managing the Partnership. Since taking over the Partnership, the managing general partner's subsidiary has received over $283,000 in management fees and reimbursements for the sixteen months ended February 28, 1999. The managing general partner will continue to collect management fees until it sells the Properties, and therefore has a financial incentive not to sell the Properties. Millenium, on the other hand, has affiliates that hold a substantial amount of Partnership Units, and therefore has a strong incentive to ensure the prompt sale of the Properties at a favorable price. The current general partners hold no Units in the Partnership.

     There are other investment considerations which should be weighed in replacing the current general partners with Millenium. Limited Partners are advised to read this Consent Solicitation Statement carefully and to consult with their investment and tax advisors. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS.

     The Consents are solicited upon the terms and subject to the conditions of this Consent Solicitation Statement and the accompanying form of Consent. Removal of the current general partners and the election of Millenium as the new general partner, and approval of the dissolution of the Partnership, each requires the consent of the record holders of a majority of the units of interest ("Units") of the Limited Partners (the "Required Consents"). If Millenium receives the Required Consents, it will promptly complete the necessary requirements to become the new general partner, as provided in the Partnership's Amended and Restated Agreement and Certificate of Limited Partnership dated April 7, 1982, as amended (the "Partnership Agreement").

     This Consent Solicitation Statement and the accompanying form of Consent of Limited Partners are first being mailed to Limited Partners on or about June [_], 1999.

CONSENTS SHOULD BE DELIVERED TO MILLENIUM AND NOT TO THE PARTNERSHIP.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M.
              EASTERN TIME ON[___________], 1999, UNLESS EXTENDED.

                        INFORMATION CONCERNING MILLENIUM

     Millenium is a California limited liability company that was formed in 1998 for the purpose of seeking to become the general partner of the Partnership and other real estate limited partnerships. The Manager of Millenium is Everest Properties II, LLC, a California limited liability company ("Everest Properties"), which manages all of the business affairs of Millenium. Everest Properties also manages Millenium Investors, LLC, and KM Investments, LLC, which hold interests in the Partnership and other real estate limited partnerships for investment purposes. Everest Properties is a California limited liability company that was formed in 1996. Everest Properties manages investments in real estate, cable and equipment leasing limited partnerships, and conducts other investment banking activities regarding real estate. The principal office of Millenium and Everest Properties is 199 South Los Robles Avenue, Suite 440, Pasadena, CA 91101; telephone (626) 585-5920.

     The management of Everest Properties has significant experience in the real estate industry and with limited partnerships like the Partnership. Below are resumes for the members of the executive management of Everest Properties that serve as the management of Millenium.

     W. Robert Kohorst. Mr. Kohorst is the President of Everest Properties and its affiliates. He is a lawyer by profession. From 1984 through 1990, Mr. Kohorst was the President of the Private Placement Group for Public Storage, Inc., a national real estate syndicator. Mr. Kohorst's responsibilities included all structuring, marketing, investor services and accounting services for private placement syndications for Public Storage, Inc., and its affiliates. Upon leaving Public Storage, Inc. in 1990, Mr. Kohorst was the Chief Executive Officer and principal of two businesses, Tiger Shark Golf, Inc., a golf equipment manufacturer, and Masquerade International, Inc., a manufacturer of costumes. In 1991 Mr. Kohorst co-founded KH Financial, Inc., which has been engaged in the acquisition of general partner interests, real estate companies and related assets. Mr. Kohorst has been the President of KH Financial, Inc. from its inception to the present. Mr. Kohorst holds a Juris Doctor from the University of Michigan and a Bachelor of Science degree in accounting from the University of Dayton.

     David I. Lesser. Mr. Lesser is the Executive Vice President of Everest Properties. He is a lawyer by profession. From 1979 through 1986, Mr. Lesser practiced corporate and real estate law with Kadison, Pfaelzer, Woodard, Quinn & Rossi and Johnsen, Manfredi & Thorpe, two prominent Los Angeles law firms. From 1986 through 1995, Mr. Lesser was a principal and member of Feder, Goodman & Schwartz and its predecessor firm, co-managing the firm's corporate and real estate practice. Between 1990 and 1992, Mr. Lesser was counsel to Howard, Rice, Nemerovski, Robertson, Canady & Falk. Mr. Lesser is also a Vice President of KH Financial, Inc. Mr. Lesser holds a Juris Doctor from Columbia University and a Bachelor of Arts degree from the University of Rochester.

     Christopher K. Davis. Mr. Davis is a Vice President and the General Counsel of Everest Properties. He is a lawyer by profession. From 1991 to 1995, he practiced securities and corporate law with Gibson, Dunn & Crutcher, a prominent national law firm headquartered in Los Angeles. From 1995 through 1997, he served as Senior Staff Counsel and then Director of

Corporate Legal of Pinkerton's, Inc., a worldwide provider of security, investigation and related services. At Pinkerton, Mr. Davis was responsible for directing the corporate legal section of the legal department. Mr. Davis holds a Juris Doctor from Harvard Law School and a Bachelor of Science degree in Business Administration from the University of California, Berkeley.

     Peter J. Wilkinson. Mr. Wilkinson is a Vice President and the Chief Financial Officer of Everest Properties. He is an accountant by profession. From 1981 through 1987, he worked for Deloitte Haskins and Sells and Coopers and Lybrand in London and Sydney in their audit divisions, gaining significant experience in a variety of industry segments. From 1987 to 1990, he was the company secretary and controller of Gresham Partners, an Australian investment bank where, in addition to being responsible for all financial, tax and administrative matters, he was involved with analyzing leveraged buyout, property finance and business acquisitions. Mr. Wilkinson joined BankAmerica in the United States and from 1991 to 1996 held a number of positions, culminating in being the Division Finance Officer for the Corporate Trust and Mortgage and Asset Backed divisions. In this capacity, he was responsible for presentation of all financial information and financial due diligence during their divestiture. Mr. Wilkinson holds a Bachelor of Science degree from Nottingham University and is an English chartered accountant.

     Financial information regarding Millenium is included as Exhibit A to this Consent Solicitation Statement.


                     INFORMATION CONCERNING THE PARTNERSHIP

     Information contained in this section is based upon documents and reports publicly filed by the Partnership, including the Annual Report on Form 10-K for the fiscal year ended November 30, 1998 (the "Form 10-K") and the Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1999 (the "Form 10-Q"). Although Millenium has no information that any statements contained in this section are untrue, Millenium has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

Former and Current General Partners

     The Partnership is a limited partnership formed under the Missouri Uniform Limited Partnership Law on February 9, 1982, to invest, on a leveraged basis, in income-producing real properties such as shopping centers, office buildings, apartment complexes, office/warehouses and other commercial properties. The original general partners were Gregory J. Nooney, Jr., and Nooney Capital Corp., a Missouri corporation wholly owned by Nooney Company, the original sponsor of the Partnership. During 1997, PAN Inc., a corporation owned by the daughter of Mr. Nooney, became a general partner (Mr. Nooney, Nooney Capital Corp. and PAN Inc. are referred to collectively as the "Former General Partners"). John J. Nooney is a

Special General Partner of the Partnership and as such, does not exercise control of the affairs of the Partnership.

     On October 31, 1997, the Former General Partners sold out their interests as general partners of the Partnership and Nooney Company sold Nooney Capital Corp. (the managing general partner of the Partnership) to S-P Properties, Inc., a California corporation which itself is a wholly-owned subsidiary of CGS Real Estate Company, Inc., a Texas corporation. At the same time, CGS Real Estate Company purchased the real estate management business of the Former General Partners. The purchase described above was part of a larger transaction (the "Nooney Sale") whereby CGS Real Estate Company purchased the entire real estate management business operated by Nooney Company, all controlling interests in corporate general partners for other public partnerships, investment real estate, and the controlling interest in a private partnership which acts as an external advisor to a publicly held real estate investment trust. The consideration received by the individual Former General Partners and Nooney Company for all their interests as general partners was over $335,000.

     Although Limited Partners have not received the financial benefits originally anticipated from this Partnership, the Former General Partners and their affiliates received substantial "front-end fees" during the Partnership's organization and acquisition phase, and recently received further consideration to sell out their interests as general partners of the Partnership, as described above. In addition, from 1982 until 1997, affiliates of the Former General Partners received substantial property management and other fees.

Partnership Properties

     The Partnership originally invested in five real property investments. One of the Partnership's properties was sold in 1990, one of the Partnership's properties was conveyed by deed in lieu of foreclosure in 1991, and one of the Partnership's properties was sold in 1993. The two remaining Properties, "Cobblestone" and "Woodhollow," are described below.

     In l982, the Partnership purchased the Cobblestone Court Shopping Center ("Cobblestone"), in Burnsville, Minnesota, a suburb of Minneapolis. Cobblestone contains approximately 98,000 net rentable square feet and is located on an 11 acre site which provides paved parking for 605 cars. The purchase price of Cobblestone was $5,882,318. Cobblestone was 59% leased by 7 tenants at the end of 1998, and 59% leased as of February 28, 1999.

     In l982, the Partnership also purchased the Woodhollow Apartments ("Woodhollow"), a 402-unit garden apartment complex in west St. Louis County, Missouri. The complex consists of 17 buildings containing one, two and three bedroom apartments. The complex is located on a 26 acre site. The purchase price for Woodhollow was $12,665,147. Woodhollow was 92% occupied at the end of 1998, and 94% occupied as of February 28, 1999.

     According to the Partnership's Form 10-K, it was originally anticipated that the Partnership would sell or refinance its properties within approximately five to ten years after their acquisition.

     It has been more than 17 years since the Partnership commenced operations. The original investment expectations have not been met. Cash distributions have not been made for at least 13 years. The managing general partner has not indicated that it expects cash distributions to resume in the near future.

Outstanding Units

     According to the Partnership's Form 10-K, there were 13,529 Units issued and outstanding at November 30, 1998, held by 1,199 holders of record. A Limited Partner is entitled to one vote for each Unit owned by such Limited Partner. Millenium's affiliates own 668 Units, or approximately 4.9% of the outstanding Units. According to the Form 10-K, neither the Former General Partners nor the current general partners own any Units.

                       PROPOSALS AND SUPPORTING STATEMENT

     The Limited Partners are being asked to approve by written consent the following actions (the "Proposals") pursuant to the Partnership Agreement:

     (1) the removal of the current general partners, Nooney Capital Corp. and John J. Nooney, as general partners of the Partnership and the simultaneous election of Millenium as the new general partner of the Partnership (see "Admission of New General Partner" below); and,

     (2) the approval to dissolve the Partnership and make a final distribution of its assets to the Limited Partners on or before the date that is eighteen months from the Expiration Date (as defined below) of this solicitation of Consents.

     Millenium believes that both of the Proposals are in the interest of all Limited Partners and strongly encourages all Limited Partners to approve both of the Proposals. Neither Proposal is conditioned on the approval of the other Proposal.

     A review of documents and reports publicly filed by the Partnership indicates that the remaining Properties held by the Partnership are potentially valuable real estate assets. Given the recent recovery in real estate markets, and the extremely long time that the Partnership has held the Properties, Millenium believes the Partnership should be actively seeking opportunities to sell the Properties now in order to maximize the potential cash returns to the Limited Partners on their original investment. Prior to learning in October 1998 that Millenium was planning to seek to replace it, the managing general partner had never indicated that it expected to propose sales of the Properties in the near future. An affiliate of the managing general partner agreed over six months ago to purchase the Properties, and the Limited Partners approved such a sale over four months ago, and yet the managing general partner and its affiliate have failed to close the sale. Millenium believes that the affiliate-purchaser does not have the financial resources to purchase the Partnership's properties, and that the managing general partner will abandon its efforts to sell the Properties.

     The Properties were not offered to third parties to assure that the highest price available for the Properties is obtained by the Partnership. Millenium believes higher prices for the Properties would be obtained from independent third parties rather than affiliates of the general partners, but that the managing general partner will not market the Properties to third parties. In February, 1999, the Partnership was offered $1,000,000 more for the Properties than the price offered by the affiliate-purchaser, which is the appraised value from an appraisal conducted about a year ago. The offer was made by means of a written contract containing the same basic terms as the contract the Partnership had with the affiliate- purchaser, except for the higher price. The offer was made by a Limited Partner of the Partnership, of an affiliate thereof, that is independent from Millenium and the Partnership and its general partners.

     The managing general partner recently purchased from the Former General Partners, among other things, the right to manage the Partnership and collect the management fees. Since taking over the Partnership, the managing general
partner's   subsidiary  has  received  over

$283,000 in management fees and reimbursements for the sixteen months since becoming a general partner. Although Millenium, as the new general partner, would be able to select the manager of the Partnership and therefore could receive such management fees, Millenium intends to contract with an independent third party to manage the Properties and has committed to reduce property management fees and any other fees payable to the general partner or its affiliates by at least 20%.

     The managing general partner will continue to collect management fees until it sells the Properties, and therefore has a financial incentive not to sell the Properties. The current general partners own no Units in the Partnership and therefore do not have the same financial incentive to sell the Properties as do the Limited Partners. Millenium, however, has affiliates that own a significant number of Units, and therefore has a strong incentive to ensure the prompt sale of the Properties at a favorable price.

     Millenium believes that removing the current general partners and electing Millenium as the new general partner will provide the Limited Partners with the best potential to maximize the potential cash returns to the Limited Partners in the near future.

     Millenium also believes that the approval by the Limited Partners to dissolve the Partnership and make a final distribution of its assets to the Limited Partners on or before the date that is eighteen months from the expiration date of this solicitation of Consents will provide assurance that the Properties will be sold promptly. Even if Millenium is not elected as the general partner, the current general partners would be required to complete such dissolution in accordance with the vote of the Limited Partners; however, electing Millenium as the new general partner will ensure that such dissolution occurs as promptly as possible.

     No Consents are currently being solicited to approve any sales transaction by the Partnership. Millenium has not identified nor contacted any potential buyers for any of the Properties. If Millenium is admitted as the new general partner, it expects to seek the approval of the Limited Partners to sell the Properties for cash within the next 12 months, pay off any related debt not assumed by a buyer, pay selling expenses, distribute the net proceeds to the Limited Partners in accordance with the Partnership Agreement, and liquidate and dissolve the Partnership. Any such sales would be dependent upon the condition of the Properties at such time of proposed sale, local market conditions for the areas in which the Properties are located, general economic conditions, interest rates and the availability of financing for the purchase of one or more of the Properties. Liquidation of the Partnership would occur as soon as practicable and in an orderly manner after the sale of all the Properties. No assurance can be given regarding the timing or proceeds of any sales of the Properties or the timing of the liquidation.

Admission of New General Partner

     Upon satisfaction of the conditions of succession by Millenium as the new general partner, the current general partners shall be removed as general partner and Millenium shall simultaneously become the general partner. Thereafter, the current general partners will not retain any of the rights, powers or authority accruing to the general partners following their removal as general partners; provided, however, that the Partnership must purchase the current general partners' interest in the Partnership in the manner and for an amount determined as provided in the Partnership Agreement. Millenium, as the new general partner, will be entitled to a 1% interest in all profits, losses and distributions of the Partnership.

     If in fact the current general partners were in the process of selling the Properties when Millenium became the new general partner, Millenium would continue the process in the manner and on the terms that Millenium believed best served the interests of the Limited Partners. Millenium would probably seek to cause the Partnership to terminate the existing contract to sell the Properties to the affiliate-purchaser, if possible, and market the Properties to independent third parties for the highest possible price; however, Millenium cannot state with certainty what actions it will take until it gains control of the Partnership and is better able to assess the available options.

     Millenium has indicated its desire to become the new general partner and, other than a subsequent material adverse change in the Partnership, Millenium does not anticipate any circumstance under which it would not desire to become the new general partner. A material adverse change would include bankruptcy, foreclosure or other impairments on the value or operations of the Properties. The conditions under the Partnership Agreement to removing the current general partners and replacing them with Millenium are (i) the delivery to the Limited Partners of a legal opinion that such actions will not result in the loss of any Limited Partner's limited liability or violate Missouri partnership law, which condition Millenium intends to satisfy on or before the Expiration Date, (ii) Millenium's agreement to be bound by the terms of the Partnership Agreement, which Millenium will provide immediately upon its election, and (iii) the filing of an amendment to the Partnership Agreement reflecting the admission of Millenium as the new general partner, which Millenium will complete within five
(5) business days of its election. Millenium reserves the right to withdraw before admission as the new general partner in the event of a material adverse change in the Partnership or in the event Millenium is unable to satisfy or obtain a waiver of the conditions of succession by Millenium as the new general partner under the Partnership Agreement.

     Under the terms of the Partnership Agreement, the Partnership is entitled to engage in various transactions involving affiliates of the general partner. If Millenium is appointed as the new general partner, it will examine any existing agreements between the Partnership and any affiliates of the current general partners and expects to terminate some or all of those agreements. Millenium would be entitled to cause the Partnership to engage in transactions with its affiliates, however, Millenium intends to contract with an independent third party to manage the Properties and has committed to reduce property management fees and any other fees payable to it or its affiliates by at least 20%.

                      VOTING PROCEDURE FOR LIMITED PARTNERS

Distribution and Expiration Date of Solicitation

     This Consent Solicitation Statement and the related Consent are first being mailed to Limited Partners on or about June [_], 1999. Limited Partners who are record owners of Units as of June [_], 1999 (the "Record Date") may execute and deliver a Consent. A beneficial owner of Units who is not the record owner of such Units must arrange for the record owner of such Units to execute and deliver to Millenium a Consent that reflects the vote of the beneficial owner.

     This solicitation of Consents will expire at 11:59 p.m. Eastern Time on the earlier to occur of the following dates (the "Expiration Date"): (i)[____], 1999 or such later date to which Millenium determines to extend the solicitation, and
(ii) the date the Required Consents are received. Millenium reserves the right to extend this solicitation of Consents on a daily basis or for such period or periods as it may determine in its sole discretion from time to time. Any such extension will be followed as promptly as practicable by notice thereof by press release or by written notice to the Limited Partners. During any extension of this solicitation of Consents, all Consents delivered to Millenium will remain effective, unless validly revoked prior to the Expiration Date.

     Millenium reserves the right for any reason to terminate the solicitation of Consents at any time prior to the Expiration Date by giving written notice of such termination to the Limited Partners.

Voting Procedures and Required Consents

     The Consent of Limited Partner form included with this Consent Solicitation Statement is the ballot to be used by Limited Partners to cast their votes. For each Proposal, Limited Partners should mark a box adjacent to the Proposal indicating that the Limited Partner votes "For" or "Against" the Proposal, or wishes to "Abstain." All Consents that are properly completed, signed and delivered to Millenium, and not revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof. IF NONE OF THE BOXES ON THE CONSENT IS MARKED, BUT THE CONSENT IS OTHERWISE PROPERLY COMPLETED AND SIGNED, THE LIMITED PARTNER DELIVERING SUCH CONSENT WILL BE DEEMED TO HAVE VOTED "FOR" THE PROPOSALS.

     Each Proposal requires the consent of the record holders of a majority of the Units of the Limited Partners (the "Required Consents"). Accordingly, adoption of each Proposal requires the receipt without revocation of the Required Consents indicating a vote "FOR" the Proposal. Millenium is seeking approval of both of the Proposals, but neither Proposal is conditioned in any way on the approval of the other Proposal. THE FAILURE OF A LIMITED PARTNER TO DELIVER A CONSENT OR A VOTE TO "ABSTAIN" WILL HAVE THE SAME EFFECT AS IF SUCH LIMITED PARTNER HAD VOTED "AGAINST" THE PROPOSALS.

     If Units to which a Consent relates are held of record by two or more joint holders, all such holders must sign the Consent. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent form appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total number of Units held in the name of such Limited Partner, the Limited Partner must state the number of Units recorded in the name of such Limited Partner to which the Consent relates. If a Consent is executed by a person other than the record owner, then it must be accompanied by a valid proxy duly executed by the record owner. Valid execution of a Consent will revoke any prior voting directions, whether by proxy or consent, given by the Limited Partner executing the Consent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and revocation of the Consent, and the interpretation of the terms and conditions of this solicitation of Consents, will be determined by Millenium, whose determination will be final and binding. Millenium reserves the absolute right to reject any or all Consents that are not in proper form or the acceptance of which, in the opinion of Millenium or its counsel, could be unlawful. Millenium also reserves the right to waive any irregularities or conditions as to particular Consents or Units. Unless waived, any irregularities in connection with Consents must be cured within such time as Millenium determines. None of Millenium, any of its affiliates, or any other person shall be under any duty to give any notification of any such defects, irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived.

Completion Instructions

     Limited Partners are requested to complete, sign and date the Consent of Limited Partner form included with this Consent Solicitation Statement and mail, hand deliver, or send by overnight courier the original signed Consent to Millenium.

     CONSENTS SHOULD BE SENT OR DELIVERED TO MILLENIUM AND NOT TO THE PARTNERSHIP, AT THE ADDRESS SET FORTH ON THE BACK COVER OF THIS CONSENT
SOLICITATION STATEMENT AND ON THE BACK OF THE CONSENT. A PREPAID, RETURN ENVELOPE IS INCLUDED HEREWITH.

Power of Attorney

     Upon approval of a Proposal, Millenium will be expressly authorized to prepare any and all documentation and take any further actions necessary to implement the actions contemplated under this Consent Solicitation Statement with respect to the approved Proposal. Furthermore, each Limited Partner who votes for a Proposal described in this Consent Solicitation Statement, by signing the attached Consent, constitutes and appoints Millenium, acting through its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent Solicitation Statement or in order to implement the approved Proposal, including the execution of an amendment to the Partnership Agreement to reflect Millenium as the new general partner of the Partnership or to reflect the dissolution of the Partnership in accordance with the applicable Proposal, including the selection of counsel for the Limited Partners and the procurement and acceptance on behalf of the Limited Partners of any legal opinion that may be required by the Partnership Agreement, and including the selection of an appraiser to appraise the Partnership's assets as may be required by the Partnership Agreement.

Revocation of Consents

     Consents may be revoked at any time prior to the Expiration Date, or a Limited Partner may change his vote on one or both Proposals, in accordance with the following procedures. For a revocation or change of vote to be effective, Millenium must receive prior to the Expiration Date a written notice of revocation or change of vote (which may be in the form of a subsequent, properly executed Consent) at the address set forth on the Consent. The notice must specify the name of the record holder of the Units and the name of the person having executed the Consent to be revoked or changed (if different), and must be executed in the same manner as the Consent to which the revocation or change relates or by a duly authorized person that so indicates and that submits with the notice appropriate evidence of such authority as determined by Millenium. A revocation or change of a Consent shall be effective only as to the Units listed on such notice and only if such notice complies with the provisions of this Consent Solicitation Statement.

     Millenium reserves the right to contest the validity of any revocation or change of vote and all questions as to validity (including time of receipt) will be determined by Millenium in its sole discretion, which determination will be final and binding. None of Millenium, any of its affiliates, or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation or change of vote nor shall any of them incur any liability for failure to give such notification.

Absence of Appraisal Rights

     There are no appraisal or other similar rights available to Limited Partners in connection with this solicitation of Consents.

Solicitation of Consents

     Neither the Partnership nor the current general partners are participants in this solicitation of Consents. Millenium is a participant in the solicitation, and Everest Properties may be considered a participant in this solicitation. Millenium will initially bear all costs of this solicitation of Consents, including fees for attorneys, and the cost of preparing, printing and mailing this Consent Solicitation Statement. Millenium shall seek reimbursement for such costs from the Partnership to the extent allowed under the Partnership Agreement and applicable law. In addition to the use of mails, certain officers or regular employees of Millenium or Everest Properties may solicit Consents; however, none of these individuals have been specially engaged to assist the solicitation and no officer or employee will be compensated for services to assist the solicitation other than reimbursement of any out-of-pocket expenses relating to the solicitation. The total fees and expenses to be incurred by Millenium in connection with this solicitation are estimated to be $25,000. Millenium has incurred fees and expenses in connection with this solicitation as of June [_], 1999 of approximately $5,000.

     Limited Partners are encouraged to contact Millenium at the address and telephone number set forth on the back cover of this Consent Solicitation Statement with any questions regarding this solicitation of Consents and with requests for additional copies of this Consent Solicitation Statement and form of Consent.

                                    EXHIBIT A


                           MILLENIUM INVESTORS 2, LLC
                                  BALANCE SHEET
                             As of October 31, 1998*


ASSETS

     Current assets:
          Cash..........................................................$10,000
                                                                        -------
               Total current assets..................................... 10,000

                     Total assets.......................................$10,000
                                                                        =======


LIABILITIES AND MEMBERS' CAPITAL

      Members' capital..................................................$10,000
                                                                        -------
          Total members' capital........................................ 10,000

                Total liabilities and member's capital..................$10,000
                                                                        =======



-----------

* Audited; auditor's Notes to Balance Sheet have been omitted. There have been no operations since formation of the company.

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                   NOONEY REAL PROPERTY INVESTORS-FOUR, L. P.
                         a Missouri Limited Partnership




     Deliveries of Consents, properly completed and duly executed, should be made to Millenium at the address set forth below.

     Questions and requests for assistance about procedures for consenting or other matters relating to this solicitation may be directed to Millenium at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Millenium as set forth below.


     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CONSENT SOLICITATION STATEMENT REGARDING THE SOLICITATION OF CONSENTS MADE HEREBY, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY MILLENIUM OR ANY OTHER PERSON. THE DELIVERY OF THIS CONSENT SOLICITATION STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF MILLENIUM OR THE PARTNERSHIP SINCE THE DATE HEREOF.












                           MILLENIUM INVESTORS 2, LLC
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101

                        (800) 611-4613 or (626) 585-5920

                   NOONEY REAL PROPERTY INVESTORS-FOUR, L. P.
               a Missouri Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER

     The undersigned has received the Consent Solicitation Statement dated June [_], 1999 ("Consent Solicitation Statement") by Millenium Investors 2, LLC, a California limited liability company ("Millenium"), seeking the approval by written consent of the following proposals:

     (1) the removal of the current general partners, Nooney Capital Corp., a Missouri corporation, and John J. Nooney, and the simultaneous election of Millenium as the new general partner of the Partnership ("Replacement of General Partner"); and,

     (2) the approval to dissolve the Partnership and make a final distribution of its assets to the Limited Partners on or before the date that is eighteen months from the Expiration Date of this solicitation of Consents ("Liquidation of Partnership").

Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Millenium, acting through its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or in order to implement an approved proposal; hereby revokes all prior voting directions, whether by proxy or consent; and hereby votes all Units of interest in the capital of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.

Proposal                                  FOR           AGAINST         ABSTAIN

1.  Replacement of General Partner       [   ]           [   ]           [   ]

2.  Liquidation of Partnership           [   ]           [   ]           [   ]



         Dated:                    , 1999
               --------------------
         (IMPORTANT - PLEASE FILL IN)
                                                --------------------------------
                                                Signature


                                                --------------------------------
                                                Signature


                                                --------------------------------
                                                Telephone Number

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

     THIS CONSENT IS SOLICITED BY MILLENIUM INVESTORS 2, LLC AND EVEREST PROPERTIES II, LLC. LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH MATTER. THIS CONSENT IS VALID FROM THE DATE OF ITS EXECUTION UNLESS DULY REVOKED.

                                  [FRONT SIDE]

                   NOONEY REAL PROPERTY INVESTORS-FOUR, L. P.
               a Missouri Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER



      Deliveries of Consents, properly completed and duly executed, should be made to Millenium at the address set forth below. A prepaid, return envelope is included herewith.

      Questions and requests for assistance about procedures for consenting or other matters relating to this Solicitation may be directed to Millenium at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Millenium as set forth below.











                           MILLENIUM INVESTORS 2, LLC
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101

                        (800) 611-4613 or (626) 585-5920




















                                 [REVERSE SIDE]